SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to correct the name of the company that will incorporate the split-off assets and liabilities of Unibanco Holdings S.A. described on Exhibit 99.4 (Evaluation Report prepared by PricewaterhouseCoopers Auditores Independentes, dated February 28, 2009) to the Report on Form 6-K filed on March 3, 2009. The company name Banco Itaú S.A. has been corrected to read E.Johnston Representação e Participações S.A..  Other than the correction of such error, no part of the Report on Form 6-K filed on March 3, 2009 (Film no. 09652175) is being amended, and the filing of this Amended Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 3, 2009.  For convenience, the Report on Form 6-K filed on March 3, 2009 is being amended and restated in its entirety herein as aforesaid.

Unibanco Holdings S.A.
Certification Report on the Net Book Equity
December 31, 2008

Certification Report on the Net Book Equity
Unibanco Holdings S.A.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the city of São Paulo, at Av. Francisco Matarazzo, 1400, registered with the Regional Accounting Council (CRC) of the State of São Paulo under no. 2SP000160/O-5 and enrolled in the National Corporate Taxpayers' Register under no. 61.562.112/0001-20, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment having been registered in microfilm under no. 98.709, on October 1, 2008, represented by its undersigned partner, Mr. Paulo Sergio Miron, Brazilian, married, accountant, holder of Identity Card no. 16.191.136-5, enrolled in the Individual Taxpayers Register (CPF) under no. 076.444278-30 and with the Regional Accounting Council of the State of São Paulo under no. 1SP173647/O-5, resident and domiciled in this capital city of the State of São Paulo, with office at the same address as this civil partnership, was appointed as expert by Unibanco Holdings S.A. to proceed with the certification of the net book equity as of December 31, 2008 as part of the partial split-off of its net equity to be incorporated into E.Johnston Representação e Participações S.A., as shown in the Appendix, presents the results of the work carried out as follows. The split-off process is a result of the corporate reorganization in the context of the companies of the Itaú Unibanco Financial Group.

The assets and liabilities of Unibanco Holdings S.A. to be incorporated into E.Johnston Representação e Participações S.A. are shown in the Appendix as “Amount to be transferred to E.Johnston Representação e Participações S.A.”. The remaining assets and liabilities will continue in Unibanco Holdings S.A.

The certification of the net book equity mentioned above was made in conjunction with the audit of the balance sheet of Unibanco Holdings S.A. as of December 31, 2008. This balance sheet was prepared under the responsibility of the Company's management.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the net book equity of Unibanco Holdings S.A., in accordance with the Company's balance sheet at December 31, 2008, shown in the Appendix, is R$ 6,138,554,426.90 (six billion, one hundred and thirty-eight million, five hundred and fifty-four thousand, four hundred and twenty-six reais and ninety cents), and is recorded in the books of account in conformity with accounting practices adopted in Brazil. The amount of the assets, rights and obligations which form the net assets of Unibanco Holdings S.A. to be transferred to E.Johnston Representação e Participações S.A., according to the amounts obtained from the accounting records as of December 31, 2008, is R$ 6,030,714,529.01 (six billion, thirty million, seven hundred and fourteen thousand, five hundred and twenty nine reais and one cent).

São Paulo, February 28, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Attachment

Unibanco Holdings S.A.

Summarized Balance Sheet at December 31, 2008
Brazilian reais

		"Pro forma"				"Pro forma"
Assets	Balances before split-off	Amount to be transferred to E.Johnston Representação e Participações S.A.	Balances after split-off	Liabilities and net equity	Balances before split-off	Amount to be transferred to E.Johnston Representação e Participações S.A.	Balances after split-off

Current and long-term assets	526,453,493.19	12,974,161.74	513,479,331.45	Current and long-term liabilities	405,709,265.22	69,831.66	405,639,433.56
Cash and due from banks	7,414.22	22.83	7,391.39	Other liabilities	405,709,265.22	69,831.66	405,639,433.56
Financial assets	303,838,311.99	12,974,138.91	290,864,173.08
Other credits	222,607,766.98		222,607,766.98	Net equity	6,138,554,426.90	6,030,714,529.01	107,839,897.89

Pemanent assets	6,017,810,198.93	6,017,810,198.93
Investments	6,017,810,198.93	6,017,810,198.93

Total assets	6,544,263,692.12	6,030,784,360.67	513,479,331.45	Total liabilities and net equity	6,544,263,692.12	6,030,784,360.67	513,479,331.45

*          *          *

This attachment is an integral and inseparable part of the Certification Report on the Net Book Equity of Unibanco Holdings S.A. at December 31, 2008, issued by PricewaterhouseCoopers Auditores Independentes on February 28, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.